SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                        ----------------------------

                                SCHEDULE 13D
                             (Amendment No. 5)

                 Under the Securities Exchange Act of 1934


                               Comdisco, Inc.
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)


                                200336-10-5
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                               (CUSIP Number)

                            Nicholas K. Pontikes
                              1212 W. Lill Ave.
                             Chicago, IL 60614
                                773-871-7597

                                  Copy to:
                              John D. Marshall
                            Mayer, Brown & Platt
                             190 S. LaSalle St.
                             Chicago, IL 60603
                                312-701-7129

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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                       May 8, 2001 - January 9, 2002
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          (Date of Events Which Require Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /



                       (Continued on following pages)

                            (Page 1 of 12 Pages)

CUSIP NO.: 200336-10-5           SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas K. Pontikes
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |X|
                                                                    (b)  [ ]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           Not Applicable
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nicholas K. Pontikes - USA
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                             7        SOLE VOTING POWER
                                      10,960,677
NUMBER OF                            -------------------------------------------
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          11,605,770
OWNED BY                             -------------------------------------------
EACH                         9        SOLE DISPOSITIVE POWER
REPORTING                             10,960,677
PERSON                               -------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      11,889,770
                                     -------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           22,850,447
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.05%
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14         TYPE OF REPORTING PERSON
           IN
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
                                                                  Page 3 of 12

CUSIP NO.: 200336-10-5            SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Ponchil Limited Partnership
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |X|
                                                                      (b)  [ ]
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3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not Applicable
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
                                      9,818,506
NUMBER OF                           --------------------------------------------
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          0
OWNED BY                            --------------------------------------------
EACH                         9        SOLE DISPOSITIVE POWER
REPORTING                             9,818,506
PERSON
                                    --------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      0
                                    --------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,818,506
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.47%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           PN
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
                                                                  Page 4 of 12

Item 1:     Security and Issuer.

Item 1 is hereby amended in its entirety as follows:

This statement constitutes Amendment No. 5 to the Statement on Schedule 13D filed with the Securities Exchange Commission ("SEC") originally filed by Nicholas K. Pontikes, the Dorene Pontikes Trust and Ponchil Limited Partnership, an Illinois limited partnership (the "Partnership") on July 13, 1994 and last amended by an amendment dated April 25, 2001 (the "Amended 13D"), and relates to shares of common stock, $.10 par value ("Shares"), of Comdisco, Inc. a Delaware corporation ("Comdisco"). Unless otherwise stated herein, there are no material changes in the information set forth in the Amended 13D, which remains in full force and effect. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings ascribed to them in the Amended 13D.

The principal executive offices of Comdisco are located at 6111 North River Road, Rosemont, Illinois 60018.

Item 2:  Identity and Background.

Item 2 is amended to delete the Dorene Pontikes Trust as a member of the group covered by this report effective May 8, 2001. See Item 4.

Item 3:    Source and Amount of Funds or Other Consideration.

N/A

Item 4:    Purpose of Transaction.

A.  Removal of the Dorene Pontikes Trust from Group

Prior to May 8, 2001, the power to vote and direct the disposition of the Shares owned by the Dorene Pontikes Trust was held by Mr. Pontikes. On May 8, 2001, pursuant to a power of appointment, Mr. Pontikes removed all trustees of the trust, including himself, and appointed Melissa L. Scanlan and Victoria Gallegos trustees. Mr. Pontikes continues to have a power to remove and appoint trustees to the Dorene Pontikes Trust and consequently may be deemed to have beneficial ownership of the holdings of the trust, but he disclaims such beneficial ownership and this Schedule 13D shall not be construed as an admission that he is the beneficial owner of these shares for any purpose. See Item 5.

Because Mr. Pontikes is no longer a trustee of the Dorene Pontikes Trust, after May 8, 2001, the Dorene Pontikes Trust ceased to be a member of the group that has undertaken this filing. The Dorene Pontikes Trust, Ms. Scanlan and Ms. Gallegos are making a separate filing on Schedule 13D to report their holdings on and after May 8, 2001.

B. Sales and Distributions of Shares by the Dorene Pontikes Trust and the Non-Exempt Marital Trust formed under the will of Kenneth N. Pontikes (the "NEMT")

The Dorene Pontikes Trust and the NEMT have each sold or otherwise disposed of Shares since May 8, 2001. Mr. Pontikes is no longer trustee of the NEMT as of May 8, 2001, but because he also has the power to remove and appoint trustees of the NEMT, he may be deemed to beneficially own shares held by the NEMT. Sales and other distributions by these trusts made subsequent to those reported in the Amended 13D are set forth in Schedules A and B hereto. Mr. Pontikes disclaims beneficial ownership of the holdings of the NEMT and this Schedule 13D shall not be construed as an admission that he is the beneficial owner of these Shares for any purpose. See Item 5. Although Mr. Pontikes has the right to remove and appoint trustees of the two trusts he has no present voting or investment power over the Shares held by the trusts subsequent to May 8, 2001.

Depending on market conditions and other factors that they may deem material to their investment decisions, Mr. Pontikes (directly or through the entities for which he holds voting or disposition power) and the Partnership reserve the right to purchase additional Shares in the open market or in private transactions or dispose of all or a portion of the Shares that he or it now owns or hereafter may acquire. Any such future decisions will be made by Mr. Pontikes and the Partnership in light of the then current financial condition and prospects of Comdisco, the market value of the Shares, the financial condition of the transacting person or entity and other relevant factors.

Except as set forth in this Item 4, neither Mr. Pontikes nor the Partnership has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Mr. Pontikes and the Partnership each reserve the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

Item 5:  Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

Each of the calculations in this Item 5 are based on 151,872,990 Shares outstanding as of June 30, 2001, as reported in Comdisco's Quarterly Report in Form 10-Q for the quarter ended on that date.

I.  Nicholas Pontikes.

(a) Following the transactions described in paragraph (c) below, Mr. Pontikes beneficially owns 22,850,447 Shares, representing approximately 15.05% of the total outstanding Shares.

(b) Mr. Pontikes exercises sole voting and dispositive powers with respect to the following Shares: 152,183 held by the Nicholas K. Pontikes 1994 Trust, 268,154 Shares held by the Pontikes Exempt Marital Trust, 9,818,506 Shares held by the Partnership, 600,000 Shares held by the Nicholas K. Pontikes SIP Trust and 121,834 Shares held by various family trusts. Mr. Pontikes shares voting and dispositive power with respect to 165,120 Shares held by the Pontikes Family Foundation and, as a result of his power of appointment referred to in Item 4 above, has a right to acquire (and therefore may be deemed to share) voting and dispositive power as to 11,440,650 Shares held by the Dorene Pontikes Trust. Mr. Pontikes has no voting power but shares dispositive powers with respect to 284,000 Shares as trustee of a trust holding a remainder interest in a tenancy-for-years.

(c) Since the filing of the Amended 13D, Mr. Pontikes has not sold any shares for his own account. The Dorene Pontikes Trust has sold 5,586,605 Shares in open market transactions on the New York Stock Exchange since April 24, 2001, the last date for which sales of the Dorene Pontikes Trust were described on the Amended 13D, as detailed on Schedule A to this Amendment. The NEMT has sold 1,642,445 Shares in open market transactions on the New York Stock Exchange and has distributed 3,725,432 Shares to the beneficiary of the NEMT since April 24, 2001, the last date for which sales of the NEMT were described on the Amended 13D, as detailed on Schedule B to this Amendment, and no longer holds any Shares.

(d)  Not applicable.

(e)  Not applicable.

II.  Ponchil Limited Partnership.

(a) As of the date hereof, the Partnership owns directly 9,818,506 Shares, representing approximately 6.47% of the total outstanding Shares of Comdisco Stock.

(b) Nicholas Pontikes, as director and president of the Partnership's general partner (Ponfam Corporation), and as trustee of various trusts which have the controlling interest in Ponfam, has sole power to vote and dispose of the Shares directly owned by the Partnership. Ponfam directly owns no Shares.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in the Schedule 13D as hereby amended or in the Exhibits thereto, neither Mr. Pontikes nor the Partnership has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Comdisco, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the Shares.

Item 7:  Material to be Filed as Exhibits.

Joint filing undertaking dated July 12, 1994 by and among Nicholas Pontikes, Dorene Pontikes Trust, and Ponchil Limited Partnership as required by Rule 13d-1(f) of the Securities Exchange Act (incorporated by reference to Exhibit 1 to the original Schedule 13D filed July, 1994).

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  January 9, 2002
                                          --------------------------------------
                                                      (Date)


                                             /s/  Nicholas K. Pontikes
                                          --------------------------------------
                                                    (Signature)


                                               Nicholas K. Pontikes
                                          --------------------------------------
                                                   (Name/Title)

                                 Schedule A

        Sales by the Dorene Pontikes Trust Beginning April 24, 2001

                  Number of Shares        Sale Price
    Sale Date           Sold               per Share
-----------------------------------------------------
   01/02/2002         233,438               $ 0.5004
   12/31/2001         674,250               $ 0.5053
   12/28/2001         300,750               $ 0.5008
   12/21/2001          75,000               $ 0.5000
   11/13/2001          91,650               $ 0.5000
   11/12/2001          86,175               $ 0.5000
   11/02/2001         210,375               $ 0.5000
   10/24/2001          35,175               $ 0.6575
   10/19/2001         139,425               $ 0.7024
   08/14/2001          26,100               $ 1.2000
   08/10/2001         500,000               $ 1.3200
   08/09/2001         500,000               $ 1.3529
   08/08/2001         250,000               $ 1.2400
   08/07/2001         310,200               $ 1.2400
   08/06/2001         100,000               $ 1.2400
   06/07/2001          66,667               $ 2.9000
   06/06/2001         200,000               $ 2.8013
   06/05/2001         200,000               $ 2.6135
   06/04/2001         400,000               $ 2.3974
   05/29/2001          51,800               $ 2.2600
   05/25/2001          14,867               $ 2.2500
   05/22/2001          66,667               $ 2.2700
   05/16/2001          16,667               $ 2.3211
   05/16/2001         133,333               $ 2.3506
   05/15/2001          50,000               $ 2.2822
   05/14/2001          50,000               $ 2.2559
   05/11/2001          50,000               $ 2.3492
   05/10/2001          14,733               $ 2.5000
   05/10/2001          50,000               $ 2.2609
   05/09/2001          50,000               $ 2.5791
   05/09/2001         139,333               $ 2.4771
   05/08/2001          50,000               $ 2.6590
   05/07/2001          50,000               $ 2.7969
   05/04/2001          50,000               $ 2.7875
   05/03/2001          50,000               $ 2.7876
   05/02/2001          50,000               $ 3.2839
   05/01/2001          50,000               $ 3.0095
   04/30/2001          50,000               $ 3.0865
   04/27/2001          50,000               $ 2.7716

                 Number of Shares         Sale Price
   Sale Date           Sold                per Share
----------------------------------------------------
   04/26/2001         50,000               $ 2.5137
   04/25/2001         50,000               $ 2.6492
   04/24/2001         50,000               $ 2.8663

                                 Schedule B

        Sales and Distributions by the NEMT Beginning April 24, 2001

                    Number of Shares            Sale Price
    Sale Date       Sold/Distributed             per Share
-----------------------------------------------------------
    01/09/2002          875,432                Distribution
    01/07/2002          800,000                Distribution
    01/04/2002         1,000,000               Distribution
    01/02/2002           77,812                 $   0.5004
    12/31/2001          224,750                 $   0.5053
    12/28/2001          100,250                 $   0.5008
    12/21/2001           25,000                 $   0.5000
    11/13/2001           30,550                 $   0.5000
    11/12/2001           28,725                 $   0.5000
    11/02/2001           70,125                 $   0.5000
    10/24/2001           11,725                 $   0.6575
    10/19/2001           46,475                 $   0.7024
    08/09/2001          560,000               Distribution
    08/07/2001          290,000               Distribution
    06/12/2001          200,000               Distribution
    06/07/2001           33,333                 $   2.9000
    06/06/2001          100,000                 $   2.8013
    06/05/2001          100,000                 $   2.6135
    06/04/2001          200,000                 $   2.3974
    05/29/2001           25,900                 $   2.2600
    05/25/2001           7,433                  $   2.2500
    05/22/2001           33,333                 $   2.2700
    05/16/2001           8,333                  $   2.3211
    05/16/2001           66,667                 $   2.3506
    05/15/2001           25,000                 $   2.2822
    05/14/2001           25,000                 $   2.2559
    05/11/2001           25,000                 $   2.3492
    05/10/2001           7,367                  $   2.5000
    05/10/2001           25,000                 $   2.2609
    05/09/2001           25,000                 $   2.5791
    05/09/2001           69,667                 $   2.4771
    05/08/2001           25,000                 $   2.6590
    05/07/2001           25,000                 $   2.7969
    05/04/2001           25,000                 $   2.7875
    05/03/2001           25,000                 $   2.7876
    05/02/2001           25,000                 $   3.2839
    05/01/2001           25,000                 $   3.0095
    04/30/2001           25,000                 $   3.0865
    04/27/2001           25,000                 $   2.7716

                   Number of Shares             Sale Price
    Sale Date      Sold/Distributed              per Share
----------------------------------------------------------
   04/26/2001           25,000                 $   2.5137
   04/25/2001           25,000                 $   2.6492
   04/24/2001           25,000                 $   2.8663